SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 5)

AMERCO
(Name of Issuer)

Common Stock
(Title of Class of Securities)

023586100
(CUSIP Number)

December 31, 2004
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023586100                13G

1. Name of Reporting Person    I.R.S. Identification No. of above persons (entities only):
James P. Shoen

2. Check the appropriate Box if a Member of a Group:
(a) ☐
(b) ☐

3. SEC Use Only:

4. Citizenship or Place of Organization:
U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	2,050,072
6.	Shared Voting Power:	0
7.	Sole Dispositive Power:	2,050,072
8.	Shared Dispositive Power:	0

9. Aggregate Amount Beneficially Owned by Each Reporting Person:
2,050,072

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
☐

11. Percent of Class Represented by Amount in Row (9):
9.6%

12. Type of Reporting Person:
IN

Item 1.

(a) Name of Issuer:
AMERCO

(b) Address of Issuer’s Principal Executive Offices:
1325 Airmotive Way, Suite 100, Reno, NV 89502

Item 2.

(a) Name of Person Filing:
James P. Shoen

(b) Address of Principal Business Office or, if None, Residence:
2727 N. Central Ave., Phoenix, AZ 85004

(c) Citizenship:
U.S.A.

(d) Title of Class of Securities:
Common Stock

(e) CUSIP Number:
023586100

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.

Item 4. Ownership.
(a) Amount Beneficially Owned:
2,050,072

(b) Percent of Class:
9.6%

(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:
2,050,072

(ii) shared power to vote or to direct the vote:
0

(iii) sole power to dispose or to direct the disposition of:
2,050,072

(iv) shared power to dispose or to direct the disposition of:
0

Item 5. Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.

Item 8. Identification and Classification of Members of the Group.
Not Applicable.

Item 9. Notice of Dissolution of Group.
         Not Applicable.

Item 10.  Certification.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2005

                                                                                                                  /s/ James P. Shoen
                                                                                                                  JAMES P. SHOEN